Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

July 29, 2005

PROXY INFORMATION

Solicitation Of Proxies

The information contained in this management information circular (the “Circular”) is furnished in connection with the solicitation of proxies to be used at the annual general and special meeting of shareholders (the “Meeting”) of Lorus Therapeutics Inc. (the “Corporation”, “Lorus”, “we” or “our”) to be held on Tuesday, September 13, 2005 at 10:00 a.m. (Toronto time) at The Toronto Stock Exchange Conference Centre, 130 King Street West, Toronto, Ontario and at all adjournments thereof, for the purposes set forth in the accompanying notice of Meeting.  It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers, employees or agents of the Corporation.  The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation.  The total cost of the solicitation will be borne by Lorus. The information contained herein is given as at July 29, 2005 except where otherwise noted.

Appointment of Proxies

The persons named in the enclosed form of proxy are representatives of the management of the Corporation and are directors or officers of the Corporation. A shareholder who wishes to appoint some other person to represent the shareholder at the Meeting may do soby inserting such person’s name in the blank space provided in the enclosed form of proxy. Such other person need not be a shareholder of the Corporation.

To be valid, proxies must be deposited with Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1, so as to arrive not later than 5:00 p.m. (Toronto time) on Friday, September 9, 2005 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

Non-Registered Holders

These securityholder materials are being sent to both registered and non-registered owners of our common shares. If you are a non-registered owner and we or our agent have sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Only registered holders of our common shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  However, in many cases, common shares beneficially owned by a non-registered holder are registered either:

(a)
in the name of an intermediary that the non-registered holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited, or “CDS”) of which the intermediary is a participant.

In accordance with Canadian securities law, we have distributed copies of the notice of meeting, this Circular, the form of proxy, and the 2005 annual report which includes our audited consolidated financial statements for the year ended May 31, 2005 and the auditors’ report thereon, and management’s discussion and analysis (collectively, the “meeting materials”) to CDS and intermediaries for onward distribution to those non-registered holders to whom we have not sent the meeting materials directly.

In such cases, intermediaries are required to forward meeting materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service company (such as ADP Investor Communications) to forward the meeting materials to non-registered holders.

Non-registered holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy.  The purpose of these forms is to permit non-registered holders to direct the voting of the shares they beneficially own.  Non-registered holders should follow the procedures set out below, depending on which type of form they receive.

A.
Voting Instruction Form.  In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form.  If the non-registered holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.  If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the non-registered holder.

or

B.
Form of Proxy.  Less frequently, a non-registered holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile or stamped signature) which is restricted as to the number of shares beneficially owned by the non-registered holder but which is otherwise uncompleted.  If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete the form of proxy and deposit it with Computershare Trust Company of Canada, 100 University Avenue, 8th Floor Toronto, Canada, M5J 2Y1 as described above.  If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must strike out the names of the persons named in the proxy and insert the non-registered holder’s (or such other person’s) name in the blank space provided.

Non-registered holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Revocation

A registered shareholder who has given a proxy may revoke the proxy by:

(a)	completing and signing a proxy bearing a later date and depositing it with Computershare Trust Company of Canada as described above; or

(b)
depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing: (i) at our registered office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or (ii) with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

(c)	in any other manner permitted by law.

A non-registered holder may revoke a voting instruction form or a waiver of the right to receive Meeting materials and to vote given to an intermediary or to the Corporation, as the case may be, at any time by written notice to the intermediary or the Corporation, except that neither an intermediary nor the Corporation is required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by such intermediary or the Corporation, at least seven (7) days prior to the Meeting.

VOTING OF PROXIES

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

In the absence of such direction, such shares will be voted by the management representatives:

•	FOR the election of directors;

•	FOR the appointment of auditors;

•
FOR the ordinary resolution amending the 1993 Stock Option Plan and the 2003 Stock Option Plan to change the maximum number of Common Shares of the Corporation that may be reserved for issuance under the Plans from a fixed number to an amount equal to 15% of the issued and outstanding common shares of the Corporation from time to time, as set forth in Appendix “B” to this Circular and described under the heading “Special Business - Amendment to our 1993 Stock Option Plan and 2003 Stock Option Plan”; and

•
FOR the special resolution authorizing the continuance of the Corporation out of Ontario into the federal jurisdiction so that it is governed by the Canada Business Corporations Act, as set forth in Appendix “C” to this Circular and described under the heading “Special Business - Continuance of the Corporation”.

The enclosed form of proxy confers discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters.

VOTING SHARES

On July 29, 2005 we had outstanding 172,622,386 common shares.  Each holder of common shares of record at the close of business on July 29, 2005, the record date established for notice of the meeting, will be entitled to one vote for each common share held on all matters proposed to come before the Meeting, except to the extent that the holder has transferred any common shares after the record date and the transferee of such shares establishes ownership of them and makes a written demand, not later than the close of business on September 9, 2005, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares.

 PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of our directors and officers, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of our outstanding common shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

Appointment And Remuneration Of Auditors

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by the proxy are to be voted against the appointment of auditors,on any ballot that may be called for in the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote the common shares in respect of which they are appointed proxy for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration of the auditors.

KPMG LLP was first appointed as our auditor in October 1994.  For fiscal 2005, fees for audit and audit related services provided by the auditors to the Corporation and its subsidiaries were $167,326, as compared to $114,449 in fiscal 2004.  Non-audit fees paid to the auditors relating to tax planning and compliance, internal control, risk management and other advisory services were $24,400 in 2005 compared to $33,865 in 2004.

Election Of Directors

Dr. Gregory Curt has advised the Corporation that he will not be standing for re-election to the board of directors and that his term of office as a director of the Corporation shall end upon termination of the Meeting.  Hence, we have fixed the number of our directors at six.  All directors elected at the Meeting will hold office until our next annual meeting of shareholders or until their successors are elected or appointed.  At their meeting on July 20, 2005, the board passed a resolution effective September 13, 2005 fixing the number of directors at six.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by the proxy are to be voted against the election of directors,on any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy intend to vote the common shares in respect of which they are appointed proxy for the election as directors of the proposed nominees whose names are set forth below. All such nominees are now directors and have been directors since the dates indicated below.  Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

The following table sets out the name of each of the persons proposed to be nominated for election as a director, all major positions and offices in the Corporation held by each nominee, the principal occupation or employment of each nominee, the year in which each nominee was first elected or appointed a director of the Corporation and the approximate number of our common shares that each nominee has advised us are beneficially owned by, or subject to the control or direction of, such nominee.  The Corporation has an Audit Committee, a Corporate Governance and Nominating Committee, a Human Resources and Compensation Committee (the “Compensation Committee”) and an Environmental Committee.  The members of these committees are indicated in the table below.

Name Of Director	Year First Elected/ Appointed A Director	Ownership Or Control Over Common Shares(1)
J. KEVIN BUCHI (2), West Chester, Pennsylvania Senior Vice President and Chief Financial Officer, Cephalon Inc. (biopharmaceutical specializing in drugs to treat and manage neurological diseases, sleep disorders, cancer and pain)	2003	50,000
DONALD W. PATERSON(2) (4) , Toronto, Ontario President, Cavandale Corporation (corporate consulting)	1991	125,260
ELLY REISMAN, Richmond Hill, Ontario President, Great Gulf Group of Companies (real estate development)	1999	1,485,508
ALAN STEIGROD(3), Newport Beach, CA Managing Director, Newport Health Care Ventures (corporate consulting)	2001	-
GRAHAM STRACHAN(2) (3)(4) (5), Toronto, Ontario President, GLS Business Development Inc. (corporate consulting)	2001	10,000
JIM A. WRIGHT, Oakville, Ontario President and Chief Executive Officer of the Corporation	1999	6,112,800(6)

(1)
In addition, as at May 31, 2005, the current directors hold, in aggregate, options to purchase 3,039,500 common shares.  These options were granted to the directors as consideration for services rendered as directors of the Corporation. See “Executive Compensation - Compensation of Directors”.

(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Member of the Environmental Committee.
(6)	Of the 6,112,800 common shares, 4,428,541 are owned directly by Dr. Wright and 1,684,259 are owned by a trust for the benefit of Dr. Wright’s spouse.

During the past five years each of the directors of the Corporation listed above has held his present principal occupation as set out above.  The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

SPECIAL BUSINESS

Amendment to our 1993 Stock Option Plan and 2003 Stock Option Plan

Our success is based in large part on key personnel, management and the board of directors. The ability to staff these positions with the desired individuals is a product of sustained efforts to recruit, motivate and retain such individuals in a very competitive marketplace. Our granting of stock options is an important mechanism that we use to achieve the goals of recruitment, motivation and retention.

Our original stock option plan was established in 1993 (the “1993 Stock Option Plan”); however, due to significant developments in the laws relating to share option plans and our future objectives, in November 2003 we created a new stock option plan (the “2003 Stock Option Plan”), ratified by our shareholders, pursuant to which all future grants of stock options would be made.  Together, the number of common shares subject to options under the 1993 Stock Option Plan and the 2003 Stock Option Plan and reserved for issuance under the 2003 Stock Option Plan is 20,582,081 which represents 14,800,000 shares reserved for issuance under the 1993 Stock Option Plan, plus the reserve of an additional 5,782,081 shares under the 2003 Stock Option Plan. This represents approximately 12% of our outstanding common shares.

On January 1, 2005, the TSX amended its rules (the “TSX Rules”) to provide that, among other things, the maximum number of shares issuable under a stock option plan of a TSX issuer may be a rolling number based on a fixed percentage of the number of outstanding shares of such issuer from time to time.  Previously, the TSX Rules required a stock option plan to have a fixed maximum number of shares issuable thereunder.  The amended TSX Rules require that a stock option plan with a rolling maximum be approved by the shareholders of an issuer every three years.

The amended TSX Rules also provide that insiders of the Corporation entitled to receive grants of options under the Stock Option Plans and all other security-based compensation arrangements of the Corporation may not vote as shareholders with respect to any required approvals of the Stock Option Plans if the number of shares issued or issuable to them as a group could exceed 10% of the Corporation’s total issued and outstanding securities.

Subject to shareholder approval, the Board of Directors has approved amendments to the Stock Option Plans to provide that the number of shares available for issue is a rolling rate of 15% of the issued common shares of the Corporation.  The Board of Directors has also approved amendments to the Stock Option Plans to remove all prior limits on grants of options and issuance of shares to any one individual and to insiders as a group and individual insiders, including 5% limits for any one individual and for individual insiders under the 1993 Stock Option Plan and 5% limits for individual insiders and insiders as a group under the 2003 Stock Option Plan, and to replace such limits with the 10% limit for insiders as a group as provided under the amended TSX Rules.

We believe that increasing the number of shares available for issue and providing a percentage of available shares rather than a fixed number of available shares under the Stock Option Plans will reduce expenses related to increasing the number of shares available under the Stock Option Plans at future meetings of shareholders and will enable Lorus to attract and retain qualified personnel.  The TSX Rules require that the shareholders of the Corporation approve this amendment of the Stock Option Plans relating to the number of shares available for issue.  If the shareholders approve this amendment of the Stock Option Plans at the Meeting, the TSX Rules require the Stock Option Plans be approved by the shareholders every three years thereafter.

If the shareholders approve this amendment to the 1993 and 2003 Stock Option Plans, the directors will pass a resolution terminating the Alternate Compensation Plan, which is no longer in use.

At the Meeting, shareholders will be asked to approve the amendment to the 1993 and 2003 Stock Option Plans to provide that the number of shares available for issue is a rolling rate of 15% of the then-issued common shares of the Corporation.  The text of the proposed resolution is appended to this Circular as Appendix “B”.  In order to be effective, the resolution must be passed by a majority of the votes cast by shareholders who, being entitled to do so, vote in person or by proxy on the resolution.  If shareholders do not approve this amendment to the 1993 and 2003 Stock Option Plans, then the number of shares reserved for issue under the Plans will remain at 20,582,081, which is approximately 12% of our outstanding common shares of which options for 7,788,407 shares have been granted and exercised, options for 9,745,458 shares have been granted and are outstanding, and options for 3,048,216 shares are available for grant.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by the proxy are to be voted against the amendment to the 1993 and 2003 Stock Option Plans, on any ballot that may be called for on the amendment to the 1993 and 2003 Stock Option Plans, the management representatives designated in the enclosed form of proxy intend to vote the common shares in respect of which they are appointed proxy for the approval of the resolution ratifying the amendment to the Corporation’s 1993 and 2003 Stock Option Plans to change the number of shares available for issue under the 1993 and 2003 Stock Option Plans from a fixed number to a rolling rate of 15% of the issued shares of the Corporation, as set forth in Appendix “B” to this Circular.

The board of directors of the Corporation recommends that shareholders vote for the resolution.

Continuance Resolution - Continuance under the Canada Business Corporations Act

Required Shareholder Approval and Conditions

At the Meeting, shareholders will be asked to consider, and if thought advisable to pass, the Continuance Resolution substantially in the form set out in Appendix “C” to this Circular, to continue Lorus from the Business Corporations Act (Ontario) (the OBCA), which currently governs its affairs, to the Canada Business Corporations Act (the CBCA), a process referred to in this Circular as the Continuance. The effect of a continuance is that Lorus becomes a corporation to which the CBCA applies as if it had been incorporated under the CBCA and to which the OBCA no longer applies.

If the Continuance Resolution is approved at the Meeting, subject to the discretion of the board of directors to decide otherwise, Lorus will seek approval of the Director under the OBCA to apply to the Director under the CBCA for the Continuance, as required by Section 181 of the OBCA. To approve the Continuance, the Director under the OBCA must be satisfied that with the Continuance no creditors or shareholders will be adversely affected.

Lorus intends to file articles of continuance pursuant to Section 187 of the CBCA to continue Lorus under the provisions of the CBCA as soon as practicable after the meeting. Subject to appropriate shareholder approval and such filings, the Continuance will be effective on the date of the certificate of continuance, which is issued by the Director under the CBCA upon receipt of articles of continuance pursuant to Subsection 187(4) of the CBCA. The OBCA will cease to apply to Lorus on the date of the certificate of continuance. Lorus will file a copy of the certificate and articles of continuance with the Director under the OBCA within 60 days after the date of the issuance of the certificate of continuance.

Notwithstanding the approval of the Continuance by a special resolution of the shareholders, the board of directors of Lorus may, without further approval of the shareholders, abandon the application for Continuance at any time prior to the issue of a certificate of continuance by the Director under the CBCA.

Effects of Continuance

Continuance under the CBCA does not create a new legal entity and will not prejudice or affect the continuity of Lorus. The Continuance will not result in any change in the business of Lorus. The persons who constitute Lorus’s board of directors will continue to be those persons elected by the shareholders at the Meeting. The officers of Lorus will continue to be those persons appointed by the board of directors.

Under the CBCA, upon the Continuance, the following rights and liabilities are preserved: (i) the ownership of corporate property of Lorus; (ii) liability for obligations of Lorus; (iii) the existence of a cause of action, claim or liability to prosecution of Lorus; (iv) enforcement against Lorus of any civil, criminal or administrative proceedings pending; and (v) the enforceability of any conviction or judgment against or in favour of Lorus. Furthermore, any shares issued before the Continuance are deemed to have been issued in compliance with the CBCA and with the articles of continuance. Continuance does not deprive a holder of common shares of any right or privilege, or relieve a holder of common shares of any liability in respect of an issued share.

Reasons for the Proposed Continuance

Management believes that the Continuance of Lorus under the CBCA is appropriate given the international scope of Lorus’s business. Continuance under the CBCA will permit Lorus to take advantage of recent amendments to the CBCA which modernize corporate law procedures and requirements, by allowing Lorus to recruit additional non-Canadian directors to its board. In addition, the CBCA permits broader indemnification of directors necessary to attract additional high calibre directors to Lorus.

Management is of the view that the CBCA is consistent with corporate legislation in most other Canadian jurisdictions and will provide shareholders with substantially the same rights that are available to shareholders under the OBCA, including rights of dissent, and rights to bring derivative actions and oppression actions. The CBCA amendments relating to residency requirements of directors (described below) will provide Lorus with greater flexibility in the composition of the board by removing a constraint on the pool of experienced and qualified individuals who are able to serve as directors of Lorus.

CBCA Versus OBCA

The OBCA and the CBCA are similar in many respects, although there are a number of notable differences in respect of corporate law matters. The following is a brief summary of the material differences between the OBCA and the CBCA. This summary is not intended to be exhaustive and shareholders should consult their legal advisors regarding implications of the Continuance which may be of particular importance to them.

Voting Rights Where Shares Transferred After Record Date

Under the OBCA, where a shareholder transfers shares after the record date for a meeting, the transferee is entitled to vote these shares at the meeting if the transferee establishes ownership and demands, not later than ten days before the meeting, that his/her name be included in the list of shareholders entitled to vote at the meeting. Under the CBCA, transferees of shares after a record date are not entitled to vote the transferred shares at the meeting.

Board of Directors

Under the OBCA, a majority of a corporation’s directors, and a majority of the members of any committee of directors, must be resident Canadians. The CBCA requires that only 25% of the directors be resident Canadians (unless Lorus has fewer than four directors in which case at least one must be a Canadian resident), and imposes no residency requirements on members of committees.

Shareholder Proposals

Both the OBCA and the CBCA provide for shareholder proposals. Under the OBCA, any shareholder entitled to vote at a meeting of shareholders may submit a proposal. Under the CBCA, a registered or beneficial owner of shares entitled to be voted at a meeting may submit a proposal, although the registered or beneficial shareholder must either (i) have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000; or (ii) have the support of persons who have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000.

The CBCA sets out certain restrictions on which shareholders can bring forward a shareholder proposal at a meeting of shareholders.  The tests set forth under the CBCA are not onerous but provide for at least a minimum level of commitment and participation by a shareholder. This provides all shareholders with a minimum level of protection that the shareholder proposals that are put forward are less likely to be frivolous in nature and merit the attention and resources of Lorus and its shareholders for consideration at a meeting of shareholders.

Director Indemnification

In comparison to the OBCA, the CBCA permits a corporation to indemnify its directors and officers in a slightly broader range of proceedings, including investigative and other proceedings. Unlike the OBCA, the CBCA permits a corporation to advance funds to a director or officer to cover the costs and expenses of a proceeding.

Financial Assistance

The OBCA requires disclosure of financial assistance given by a corporation in connection with the purchase of shares of the company or its affiliates, to shareholders, directors and their associates of the corporation and its affiliates. The CBCA has no such requirement.

Rights of Dissent

Under both the OBCA and the CBCA, shareholders have substantially the same rights of dissent, described in detail below in the section entitled Dissent Rights, if Lorus resolves to effect certain fundamental changes.

Articles of Continuance

Lorus is currently an Ontario corporation which has articles of incorporation which set out the name, the authorized capital, the classes of shares, any maximum number of shares that may be issued, the rights, privileges, restrictions and conditions attaching to shares, any restriction on the right to transfer shares, the maximum or minimum number of directors and any restrictions on the business of Lorus. Upon the Continuance taking effect, the articles of continuance filed under the CBCA will replace the articles of incorporation filed under the OBCA. The rights, privileges, restrictions and conditions that will attach to Lorus’ common shares after the Continuance will be substantially the same as the rights, privileges, restrictions and conditions that are presently applicable to the common shares.

Dissent Rights

Under the provisions of Section 185 of the OBCA, a registered shareholder of Lorus is entitled to send a written objection to the Continuance Resolution. In addition to any other right a shareholder may have, when the action authorized by the Continuance Resolution becomes effective, a registered shareholder who complies with the dissent procedure under Section 185 of the OBCA is entitled to be paid the fair value of his or her shares in respect of which he or she dissents, determined as at the close of business on the day before the Continuance Resolution is adopted.

The full text of the dissent procedures provided by Section 185 of the OBCA is set out below. Shareholders who may wish to dissent should read the dissent procedure in its entirety. Persons who are beneficial owners of shares registered in the name of a broker, custodian, nominee, other intermediary or in some other name who wish to dissent, should be aware that only the registered owner of such securities is entitled to dissent.

A shareholder is not entitled to dissent if such shareholder votes any of the shares beneficially held by him in favour of the Continuance Resolution. The execution or exercise of a proxy does not constitute a written objection for the purposes of Section 185 of the OBCA. Failure to adhere strictly to the requirements of Section 185 of the OBCA and the time frames specified therein may result in the loss or unavailability of rights under that Section.

In order to become effective, the Continuance Resolution must be approved by a vote of not less than two-thirds of the votes cast by shareholders at the Meeting, present in person or by proxy.

SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

DISSENT PROVISIONS

Rights of Dissenting Shareholders

185. (1)    Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)    amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)    amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)    amalgamate with another corporation under sections 175 and 176;

(d)    be continued under the laws of another jurisdiction under section 181; or

(e)     sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2)    If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)    clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)     subsection 170 (5) or (6).

(3)    A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

       (a)    amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

        (b)    deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4)    In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5)    A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6)    A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7)    The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8)    The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9)    A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10)    A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)    the shareholder's name and address;

(b)    the number and class of shares in respect of which the shareholder dissents; and

(c)    a demand for payment of the fair value of such shares.

(11)    Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12)    A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13)    A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14)    On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)       the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)       the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)       the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15)    A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)       a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)       if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16)    Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17)    Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18)    Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19)    If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20)    A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21)    If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22)    Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)       has sent to the corporation the notice referred to in subsection (10); and

(b)       has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23)    All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24)    Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25)    The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26)    The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

(27)    The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28)    Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29)    Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)       withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b)       retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30)    A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)       the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)       the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31)    Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32)    The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by the proxy are to be voted against the special resolution authorizing continuance of the Corporation under the Canada Business Corporations Act, the management representatives designated in the enclosed form of proxy intend to vote the common shares in respect of which they are appointed proxy for the approval of the special resolution authorizing continuance of the Corporation out of Ontario and into the federal jurisdiction so that the corporation will be governed by the Canada Business Corporations Act. as set forth in Appendix “C” to this Circular.

The board of directors of the Corporation recommends that shareholders vote for the resolution.

CORPORATE GOVERNANCE

Our board of directors is committed to ensuring that we have an effective corporate governance system, which adds value and assists us in achieving our objectives.  At Lorus, corporate governance means the process and structure used to supervise the Corporation’s business and affairs with the objective of enhancing shareholder value. The process and structure define the division of authority and responsibilities and establish mechanisms for achieving accountability by the board and management.

The Toronto Stock Exchange (“TSX”) has adopted 14 guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and evaluation of board members. Companies whose securities are listed on the TSX are required to annually disclose how their governance practices conform or depart from the Guidelines, but conforming with the Guidelines is not itself a requirement of listing.

We acknowledge the benefits received by us and our shareholders from the disclosure of governance practices and are committed to an ongoing process of disclosure and further implementation of the guidelines, where appropriate.  The disclosure is attached to this Circular as Appendix “A”.

There have been substantial developments in legislation and regulation related to corporate governance in both Canada and the United States. The Corporate Governance and Nominating Committee is in the process of reviewing and modifying, where applicable, our policies to ensure compliance with legislative requirements and acceptable corporate practice.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following tables and related narrative below present information about compensation for the fiscal years ended May 31, 2005, May 31, 2004 and May 31, 2003 for our ‘‘Named Executive Officers’’ (determined in accordance with applicable rules).

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#) (4)	All Other Compensation ($)
Dr. Jim A. Wright President and Chief Executive Officer	2005 2004 2003	313,586 285,000 265,000	95,760 102,600 110,000	Nil Nil Nil	228,000 570,000 417,000	Nil Nil Nil
Dr. Aiping Young (1) Chief Operating Officer	2005 2004 2003	222,697 197,945 185,815	46,125 45,390 49,829	Nil Nil Nil	250,000 225,000 150,000	Nil Nil Nil
Mr. Paul Van Damme (2) Chief Financial Officer	2005 2004 2003	152,654 Nil Nil	35,030 Nil Nil	Nil Nil Nil	202,500 Nil Nil	37,000 Nil Nil
Mr. Bruce Rowlands (3) Senior Vice President, Planning and Public Affairs	2005 2004 2003	164,000 67,492 Nil	36,698 20,398 Nil	Nil Nil Nil	75,000 122,500 200,000	Nil Nil Nil
Mr. Shane Ellis Vice-President, Legal Affairs and Corporate Secretary	2005 2004 2003	159,031 148,288 139,252	31,800 34,003 31,838	Nil Nil Nil	187,500 150,000 125,000	Nil Nil Nil

(1)
Dr. Aiping Young was promoted to the position of Chief Operating Officer on November 20, 2003.  As a result, Dr. Young’s salary for 2004 represents approximately six months compensation as Chief Technology Officer and six months compensation as Chief Operating Officer.

(2)	Mr. Van Damme started with Lorus on September 7, 2004; hence, there are no amounts relating to Mr. Van Damme’s compensation for 2003 or 2004.
(3)	Mr. Rowlands joined the Corporation as an employee on January 1, 2004. He had previously served as a consultant.
(4)         Options granted are net of forfeitures.

Stock Option Incentive Compensation

The following tables set forth the options granted to and exercised by each of the Named Executives during the year ended May 31, 2005:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/SARs Granted (#) (4)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dr. Jim A. Wright President and Chief Executive Officer	228,000 (2)	7.27%	0.78	0.78	21-Jul-2014
Dr. Aiping Young Chief Operating Officer	75,000 (1) 175,000(2)	2.39% 5.58%	0.78 0.78	0.78 0.78	21-Jul-2014 21-Jul-2014
Mr. Paul Van Damme Chief Financial Officer	127,500 (2) 75,000 (3)	4.06% 2.39%	0.74 0.74	0.74 0.74	6-Oct-2014 6-Oct-2014
Mr. Bruce Rowlands Senior Vice-President, Planning and Public Affairs	75,000 (1)	2.39%	0.78	0.78	21-Jul-2014
Mr. Shane Ellis Vice-President, Legal Affairs and Corporate Secretary	75,000 (1) 62,500 (2) 50,000 (2)	2.39% 1.99% 1.59%	0.78 0.78 0.72	0.78 0.78 0.72	21-Jul-2014 21-July-2014 17-Nov-2014

(1)
These options were granted on July 22, 2004 in respect of corporate and personal performance during the year ended May 31, 2005. The options vest on the basis of 50% on the first anniversary and 25% on the second and third anniversaries of the date of granting.  The exercise price of all the $0.78 options was the closing price of our common shares on the TSX on July 21, 2004.

(2)
These options are incentive options granted to certain Named Executive Officers to purchase common shares of the Corporation.  The options vest immediately upon the attainment of specific undertakings; failing to achieve the undertakings will result in forfeiture on the specified deadline.

(3)	These options were granted in recognition of Mr. Van Damme’s commencement of employment with the Corporation and vested immediately.

(4)	Options granted are net of forfeitures.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at May 31, 2005 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at May 31, 2005 ($) Exercisable/ Unexercisable
Dr. Jim A. Wright President and Chief Executive Officer	Nil	Nil	1,295,750/179,250	35,408/3,803
Dr. Aiping Young Chief Operating Officer	Nil	Nil	807,047/131,250	28,500/0
Mr. Paul Van Damme Chief Financial Officer	Nil	Nil	202,500/0	0/0
Mr. Bruce Rowlands Senior Vice-President, Planning and Public Affairs	Nil	Nil	247,500/75,000	21,250/0
Mr. Shane Ellis Vice-President, Legal Affairs and Corporate Secretary	Nil	Nil	792,506/131,250	48,934/0

EQUITY COMPENSATION PLANS

Performance Based Compensation Plans

Executive officers of the Corporation, including the Named Executive Officers (collectively the “Executive Officers”), are eligible to participate in a performance related compensation plan (the “Compensation Plan”). The Compensation Plan provides for potential annual cash bonus payments and annual granting of options to purchase common shares under our 2003 Stock Option Plan. The potential annual cash bonus and annual granting of options to each Executive Officer are conditional upon the achievement by the Corporation and each Executive Officer of predetermined objectives reviewed by the Compensation Committee and approved by our board of directors.  See “Compensation Committee” and “Report on Executive Compensation”.

Our employees other than Executive Officers participate in a separate performance bonus plan which provides for the annual granting of options to purchase common shares under the 2003 Stock Option Plan.  We also grant options to purchase common shares to certain employees upon commencement of their employment with us.  During the year ended May 31, 2005, we granted options to employees other than Executive Officers to purchase 1,672,678 common shares, being 52.7% of the total incentive stock options granted under the 2003 Stock Option Plan during the year to employees and Executive Officers.

Alternate Compensation Plan

We have a directors’ and officers’ alternate compensation plan (the “Alternate Compensation Plan”).  Under the Alternate Compensation Plan, we have the option of paying annual fees (the “Annual Fees”) to directors who are not full time employees of the Corporation (“Participating Directors”) by the allotment and issuance from treasury to each of the Participating Directors of such number of common shares as is equivalent to the cash value of the Annual Fees.  Under the Alternate Compensation Plan, the Compensation Committee may at any time during the period between annual meetings of the shareholders of the Corporation recommend the allotment and issuance of common shares from treasury in satisfaction of Annual Fees otherwise payable in cash to Participating Directors. The board of directors may then formally allot and issue the common shares at an issue price equal to the closing price of our common shares on the TSX on the day of, or the day immediately preceding, such recommendation by the Compensation Committee or such other amount as determined by the board of directors and permitted by the stock exchanges or other market(s) upon which the common shares are from time to time listed for trading and by any other applicable regulatory authority (collectively, the “Regulatory Authorities”).

In addition, the Alternate Compensation Plan permits us, at our option, to satisfy the meeting attendance fees (the “Meeting Fees”) earned by the Participating Directors as a result of attendance at board meetings held between annual shareholder meetings by the allotment and issuance of common shares. The issue price is equal to the closing price of the common shares on the TSX on the day of, or the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the board of directors and permitted by the Regulatory Authorities.

The Alternate Compensation Plan also permits us, at our option, to provide for the payment of all or part of the performance bonuses (the “Performance Bonuses”) for certain of our employees (the “Participating Employees”), which bonuses would otherwise be payable entirely in cash, through the issuance of common shares. Under this aspect of the Alternate Compensation Plan, the Compensation Committee may at any time recommend the allotment and issuance of common shares from treasury to one or more Participating Employees in satisfaction of Performance Bonuses established in accordance with criteria set by the board of directors (in consultation with the Compensation Committee). The issue price for the common shares will be at a price equal to the closing price of our common shares on the TSX on the day of, or the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the board of directors and permitted by the Regulatory Authorities. The board of directors is not obliged to allot and issue common shares to Participating Employees. However, if the board of directors elects to meet its obligations to satisfy Performance Bonuses through the allotment and issuance of common shares, it will do so by passing a resolution allotting and issuing the appropriate number of common shares only if and when the criteria for payment of the related Performance Bonuses are met.

The Alternate Compensation Plan is administered by the board of directors (in consultation with the Compensation Committee) and, subject to regulatory requirements, may be amended by the board of directors without shareholder approval, provided that the maximum number of common shares which may be issued under the Alternate Compensation Plan is 2,500,000 common shares.  Common shares issued under the Alternate Compensation Plan will be subject to trading or resale restrictions under any applicable laws. The board of directors may terminate the Alternate Compensation Plan any time before any reservation, allotment or issuance of common shares thereunder.

Employee Share Purchase Plan

In November 2004, the Board adopted the Employee Share Purchase Plan (ESPP), effective January 1, 2005. As at May 31, 2005, a total of 106,339 shares of common stock had been purchased by employees and executive officers under the ESPP at the price of $0.60 per share. During fiscal 2005, under the ESPP, executive officers as a group purchased 47,391 shares at a weighted average purchase price of $0.60 per share and employees, excluding executive officers, as a group purchased 58,948 shares at an average exercise price of $0.60 per share.

The purpose of the ESPP is to assist the Corporation to retain the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Corporation. The ESPP provides a means by which employees of the

Corporation and its affiliates may purchase common stock of the Corporation at a 15% discount through accumulated payroll deductions. Eligible participants in the ESPP include all employees, including executive officers, who work at least 20 hours per week and are customarily employed by the Corporation or an affiliate of the Corporation for at least six months per calendar year. Generally, each offering is of three months' duration with purchases occurring every month. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP.

Deferred Profit Sharing Plan

We have a Deferred Profit Sharing Plan (“DPSP”) matching program which is available to all employees. The DPSP matching program provides 100% matching of employee contributions into each employee’s Group RRSP account up to a maximum of 3% of the employee’s gross earnings.  We began making contributions to the employees’ Group Retirement Savings Plan in fiscal 1998.  Beginning February 2001, our contributions have been paid into an employer-sponsored DPSP.

Directors’ and Officers’ Deferred Share Unit Plan

We have a deferred share unit plan for directors and officers (the “Deferred Share Unit Plan”).  Under the Deferred Share Unit Plan, participating directors may elect to receive either a portion or all of their Annual Fees from us in deferred share units.  Under the Deferred Share Unit Plan, the Compensation Committee may at any time during the period between the annual meetings of our shareholders, in its discretion recommend the Corporation credit to each Participating Director who has elected under the terms of the Deferred Share Unit Plan, the number of units equal to the gross amount of the Annual Fees to be deferred divided by the fair market value of the shares.  The fair market value of the shares is determined as the closing price of our common shares on the TSX on the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the board of directors and permitted by the Regulatory Authorities.

In addition, the participating directors may elect under the Deferred Share Unit Plan to receive deferred share units in satisfaction for Meeting Fees earned by the Participating Directors as a result of attendance at meetings of the board of directors held between the annual meetings of our shareholders by the credit to each Participating Director of the number of units equal to the gross amount of the Meeting Fees to be deferred divided by the fair market value of the shares, being the closing price of the common shares on the TSX on the day immediately preceding the recommendation by the Compensation Committee or such other amount as determined by the board of directors and permitted by the Regulatory Authorities.

The Deferred Share Unit Plan is administered by the board of directors (in consultation with the Compensation Committee) and, subject to regulatory requirements, may be amended by the board of directors without shareholder approval.  When a Participating Director ceases to hold the position of director and is no longer otherwise employed by us, the Participating Director receives either (a) a lump sum cash payment equal to the number of deferred share units held multiplied by the then fair market value of our common shares on the date of termination, or (b) the number of common shares that can be acquired in the open market with the amount described in (a), either case being subject to withholding for income tax.  The board of directors may terminate the Deferred Share Unit Plan any time before or after any allotment or accrediting of deferred share units thereunder.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

We have employment agreements with each of the Named Executive Officers.  These agreements provide for a notice period equal to 12 months in the event of termination without cause or a resignation due to change in role as a result of a change in control.  Other than the President and Chief Executive Officer who reports directly to the board of directors, each Named Executive Officer reports to the Chief Executive Officer. The bonus and options allocation of the President and Chief Executive Officer is determined by the board of directors, whereas the bonus and options allocation of each Named Executive Officer is as recommended to the board of directors by the Chief Executive Officer.  The bonus is awarded based 75% on achievement of corporate objectives and 25% on achievement of the Named Executive Officer’s objectives.  Vacation allocation on a calendar year basis for each Named Executive Officer is four weeks of paid vacation, pro rated to reflect a period of employment less than a full calendar year.  Each employment agreement provides that the Corporation may at any time assign the Named Executive Officer to perform other functions that are consistent with the Named Executive Officer’s skills, experience and position within the Corporation.  Salary and bonus amounts for each of the Named Executive Officers for the fiscal year 2005 were as set out in the above Summary Compensation Table.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources and Compensation Committee

The board of directors, upon the advice of the Compensation Committee, determines executive compensation.  During the period from January 17, 2004 to June 30, 2005 the Compensation Committee has been comprised of two directors who were not employees or officers of the Corporation, Mr. Strachan and Mr. Steigrod.  Mr. Steigrod is Chair of the Compensation Committee.  The Compensation Committee met three times during the above period.

Compensation Objectives and Philosophy

The Compensation Committee’s mandate is to review, and advise the board of directors on, the recruitment, appointment, performance, compensation, benefits and termination of Executive Officers. The Compensation Committee also administers and reviews procedures and policies with respect to our 2003 Stock Option Plan, employee benefit programs, pay equity and employment equity. The philosophy of the Compensation Committee towards Executive Officer compensation is to reward performance and to provide a total compensation package that will attract and retain qualified, motivated and achievement oriented Executive Officers.

The Compensation Committee attempts to create compensation arrangements that will align the interests of our Executive Officers and our shareholders. The key components of Executive Officer compensation are base salary, potential annual cash bonuses and annual participation in the 2003 Stock Option Plan.

Base Salary - Initial Stock Options

Base salary for each Executive Officer is a function of the individual’s experience, past performance and anticipated future contribution. The Compensation Committee uses private and public compensation surveys to assist with the determination of an appropriate compensation package for each Executive Officer.

Executive Officers are granted stock options on the commencement of employment with us in accordance with the responsibility delegated to each Executive Officer for achieving corporate objectives and enhancing shareholder value.

Potential Annual Cash Bonuses and Annual Participation in the 2003 Stock Option Plan

Generally, potential annual cash bonuses and annual awards of options under the 2003 Stock Option Plan for each Executive Officer are conditional in part upon the achievement by the Corporation of predetermined scientific, clinical, regulatory, intellectual property, business and corporate development and financial objectives, and in part upon the achievement by each Executive Officer of individual performance objectives.  Executive Officer individual performance objectives for each fiscal year are consistent with corporate objectives and each Executive Officer’s role in achieving them.  All corporate and Executive Officer objectives are predetermined by the board of directors after review by the Compensation Committee.  Seventy-five percent of each Executive Officer’s potential annual cash bonus is conditional upon the achievement of corporate objectives with the remaining twenty-five percent being conditional upon the achievement of individual Executive Officer objectives. The Compensation Committee reserves the right to recommend to the board of directors the awarding of bonuses, payable in cash, stock or stock options, to reward extraordinary individual performance.

For each Executive Officer, during the year ended May 31, 2005, the potential annual cash bonuses are 20% of base salary when all corporate and individual Executive Officer objectives were achieved, increasing to 30% of base salary when the corporate and individual Executive Officer objectives were significantly overachieved.

Cash bonuses are determined as soon as practicable after the end of the fiscal year and are included in the Summary Compensation Table in the year in respect of which they are earned.

There is a potential for an annual allocation from our 2003 Stock Option Plan for each Executive Officer when corporate and Executive Officer objectives are achieved.  The allocation of options is approved by the Compensation Committee of the Corporation and options are priced using the closing market price of the Corporation’s common shares on the TSX on the last trading day prior to the date of grant.  Options to purchase common shares expire ten years from the date of grant and vest over three years. The granting of options to purchase common shares is included in the Summary Compensation Table in the year that they are earned.

President and Chief Executive Officer Compensation

The performance of the President and Chief Executive Officer for the 2005 financial year was measured in the following areas:

•
Virulizin clinical study - Successfully progress the Virulizin Phase III clinical trial to be on target to achieve last patient last visit by July, 2005, including conduct of clinical audits and database tracking for closure of the clinical study, so that data can be expeditiously analyzed for NDA submission;

•
Antisense clinical studies - Complete the Phase II clinical trial for GTI-2040 in renal cell carcinoma, finalize the clinical research report for this Phase II clinical trial, and prepare a detailed protocol for a Phase II/III registration clinical trial with GTI-2040 in combination with a cytokine;

•
Manufacturing - Successfully transition the Virulizin manufacturing process to Lorus’ commercial manufacturing partner, by demonstrating the ability to successfully prepare a 96 litre batch of Virulizin using the optimized consolidated process to obtain material that meets FDA approval criteria;

•	Partnership - Obtain a commitment for a partnership agreement with one of Lorus’ technologies: Virulizin, GTI-2040, GTI-2501, small molecule, tumor suppressor; and,

•	Finance - Have at least 18 months of operating cash.

Submitted by the Human Resources and Compensation Committee of the Board of Directors:

Alan Steigrod (Chair)
Graham Strachan

PERFORMANCE GRAPH

The following graph illustrates our cumulative total shareholder return (assuming a $100 investment) for our common shares on the TSX as compared with The S&P/TSX Composite Total Return Index Value during the period May 31, 2000 to May 31, 2005.  From December 23, 1998 to February 23, 2004, the Common Shares traded on the OTC-BB under the symbol “LORFF”.  Since February 23, 2004, the Common Shares have traded on the American Stock Exchange under the symbol “LRP”.

COMPENSATION OF DIRECTORS

During the fiscal year ended May 31, 2005, each director who was not an officer of the Corporation or a representative of a shareholder was entitled to receive 50,000 stock options (the Chair received 100,000) and, at his election, shares, deferred share units and/or cash compensation for attendance at board committee meetings. Compensation consisted of an annual fee of $15,000 (the Chair received $35,000) and $1,500 per board meeting attended ($4,500 to the Chairman of a board meeting).  Members of the Audit Committee received an annual fee of $8,000 (the Chair received $10,000).  Members of the Compensation and Human Resources committee received an annual fee of $5,000, and members of the Corporate Governance and Environmental Health and Safety committees received annual fees of $4,000 (the Chair of each of the three committees received $5,000)

In November 2004, stock options to purchase 350,000 common shares at a price of $0.72 per share expiring November 17, 2014 were granted, in aggregate, to our directors in this regard.  In addition, the Corporation reimbursed the directors for expenses incurred in attending meetings of the board of directors and committees of the board.

Directors are entitled to participate in our Alternate Compensation Plan and our Deferred Share Unit Plan.  See "Equity Compensation Plans - Directors and Officers’ Alternate Compensation Plan” and “Equity Compensation Plans - Directors and Officers’ Deferred Share Unit Plan”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain details as at the end of the last fiscal year ended May 31, 2005 with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

Plan Category	# of Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	# of Shares remaining available for future issuance under the Equity Compensation Plans
Plans approved by Shareholders(1)	8,034,750	$0.96	4,758,924

Plans not approved by Shareholders	-	-	-

Total	8,034,750	$0.96	4,758,924

(1)	This includes options granted and reserved for issuance pursuant to our 1993 Stock Option Plan, 2003 Stock Option Plan, and our Alternate Compensation Plan.

INDEBTEDNESS

The Corporation did not provide financial assistance to any employees, officers or directors for the purchase of common shares in fiscal 2005. As of May 31, 2005 and at all times throughout the fiscal year, there was no indebtedness owing to the Corporation by any employees, officers or directors of the Corporation.

USE OF PROCEEDS

In our prospectus dated June 3, 2003, we indicated that the proceeds to be received from that financing would be used as follows:  (i) $12 million for the product development of our immunotherapy platform; (ii) $11 million for the product development of our antisense platform; and, (iii) $2 million for pre-clinical and discovery programs.  We anticipated that the balance of the funding would be used for working capital and general corporate purposes.  In fiscal 2004 and 2005, we incurred $31.8 million in research and development expenses in respect of our immunotherapy platform, $9.1 million in respect of our antisense platform, and $300,000 in respect of our pre-clinical and discovery programs.  The additional spending in respect of our immunotherapy platform was funded through cash and short-term investments held by us prior to the 2003 offering, and is the direct result of the expansion of our Virulizin® Phase III clinical trial.  The spending anticipated in the 2003 prospectus on our antisense platform and pre-clinical and discovery programs was to be incurred over a number of years, not solely in 2004.

The proceeds of the $15 million private placement of convertible secured debentures with The Erin Mills Investment Corporation (TEMIC) were used to finance the Corporation's research and development and ongoing operations.  Pursuant to the terms of the private placement, Lorus issued a convertible debenture to TEMIC in the principal amount of $5 million maturing October 6, 2009. The debenture is convertible at the option of the holder at any time prior to maturity into common shares at a conversion price of $1.00 per common share. The conversion price represents a 33 per cent premium to the October 6, 2004 closing price on the Toronto Stock Exchange.

TEMIC agreed to and did purchase two additional secured convertible debentures, each in the principal amount of $5 million, on each of January 14, 2005 and April 15, 2005.  The conversion price to convert these debentures into common shares was $1.00.

The principal amount of the debentures is secured by a first charge over all of the assets of Lorus and bears interest at the rate of prime plus 1 per cent per annum, compounded monthly. Interest is payable monthly on the debentures in common shares until the price of Lorus' common shares on the Toronto Stock Exchange is equal to a 60-day weighted average trading price of $1.00 at which point, the interest is payable on a monthly basis in cash or in common shares, at the option of the holder. No further interest is payable on the debentures if the market price of Lorus' common shares on the TSX is equal to or exceeds a 60-day weighted average trading price of $1.75 per share.

Lorus paid TEMIC a fee of $600,000 plus 3,000,000 warrants, exercisable into common shares at an exercise price of $1.00, as consideration for entering into the transaction.

DIRECTORS AND OFFICERS LIABILITY

We purchase and maintain liability insurance for the benefit of directors and officers to cover any liability incurred by such person in such capacities.  The policy provides for coverage in the amount of $10,000,000 with a deductible amount of $150,000 (with some exceptions).  For the period June 1, 2004 to May 31, 2005, the premium cost of this insurance was $170,100.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth above under the heading “Executive Compensation”, during the financial year of the Corporation ended May 31, 2005, no director, senior officer or associate of a director or senior officer nor, to the knowledge of our directors or senior officers, after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all common shares outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation, nor do any such persons have a material interest, direct or indirect, in any proposed transaction of the Corporation.

OTHER BUSINESS

Management of the Corporation knows of no matter to come before the Meeting other than the matters referred to in the notice of Meeting.

ADDITIONAL INFORMATION

Information contained herein is given as of June 30, 2005 except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

Additional information relating to Lorus, including our most current annual information form (together with documents incorporated therein by reference), our 2005 annual report containing our consolidated financial statements for the financial year ended May 31, 2005, together with the report of the auditors thereon, management’s discussion and analysis of our financial condition and results of operations for fiscal 2005 and our interim financial statements for periods subsequent to the end of our last financial year, can be found on the Canadian Security Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of those documents, as well as additional copies of this Circular, are available upon written request to the Corporate Secretary, upon payment of a reasonable charge where applicable. Financial information of the Corporation is provided in our consolidated financial statements for the year ended May 31, 2005 and management’s discussion and analysis of our financial condition and results of operations for fiscal 2005.

DIRECTORS’ APPROVAL

The contents and sending of this Circular have been approved by the directors of the Corporation.

(signed) SHANE A. ELLIS
July 29, 2005	Vice President of Legal Affairs and
Corporate Secretary

APPENDIX “A”

Statement Of Corporate Governance Practices

The TSX Guidelines emphasize the importance of board-member independence and the responsibility of the Board for adopting a strategic planning process, identifying and monitoring risks and overseeing risk management, succession planning for senior management, overseeing corporate communications and adopting internal control and management information systems.  We subscribe to the principles enunciated in the guidelines.

Our Board has established a Corporate Governance and Nominating Committee to help us set in place corporate governance guidelines, to the extent they are practical for the Corporation.  The Corporate Governance and Nominating Committee has reviewed the guidelines and the Corporation’s own corporate governance practices, with input and guidance from the Board.  The following table sets forth the 14 TSX Guidelines, together with a summary of our position with respect to each guideline:

TSX Guidelines		Comments
(1)	The board should explicitly assume responsibility for stewardship of the Corporation, and as part of the overall stewardship responsibility, should assume responsibility for the following matters:
The Board of Directors has assumed responsibility for the stewardship of the Corporation by overseeing the management and operations of the business and supervising management, which is responsible for the day-to-day conduct of the business.

The Board Policy Manual and the terms of reference of the Board of Directors, committees and individual directors set out the purpose, procedure and organization, and responsibilities and duties of the Board and its committees.

(a)	adoption of a strategic planning process;
The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Corporation.  The Corporation’s goals and strategies are prepared and reviewed together by management and the Board on an annual basis and are a primary component of the Board’s annual agenda.

The Board as a whole participates in discussions on corporate strategy and, where appropriate, approves the strategies and implementation plans recommended by management.
Implementation of the strategic plan is the responsibility of management. The Board provides guidance but does not become involved in day-to-day matters.
Management reports to the Board on the Corporation’s progress in achieving the strategic objectives set out in the strategic plan.

TSX Guidelines		Comments
(b)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;
The Board, through its committees and as a whole, believes that it understands the specific risks of the Corporation’s business. The Corporate Governance and Nominating Committee has established a review process to assign responsibility for principal risks among the Board as a whole and the committees of the Board.

Management reports to the Board or committees of the Board on a regular basis on the status of key risk areas.

The Board reviews and approves the Corporation’s annual capital and operating budgets.  The Audit Committee reviews performance against budgets on a quarterly basis.

(c)	succession planning, including appointing, training and monitoring senior management;
The Human Resources and Compensation Committee periodically reviews the Corporation’s organizational plan and structure and annually reviews the senior executive succession plan, recommending the same to the Board for approval.

The Corporation’s Human Resources and Compensation Committee, composed of unrelated directors, monitors the performance of senior management and reports to the whole Board.

(d)	a communications policy for the corporation; and
A formal disclosure and communications policy has been developed which includes the assignment of responsibility for disclosure to a corporate communications team. It is intended that this team may consult with professional advisors and/or Board members as appropriate in the circumstances.

The Corporation has established a policy addressing employee and insider trading.  Among other things, the policy requires that the Corporation set trading blackouts for employees and directors in advance of news releases and/or in other circumstances as appropriate.

(e)	the integrity of the corporation’s internal control and management information systems.
The Board has appointed an Audit Committee composed of independent directors that reviews compliance of financial reporting with accounting principles and appropriate internal controls.  The Audit Committee meets quarterly with management and the external auditors to review financial statements, internal controls and other matters.  The Audit Committee reports to the Board prior to the approval of the quarterly and annual financial statements.

TSX Guidelines	Comments
(2)
A majority of directors should be “unrelated” (independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholding).

The Corporation’s Board is constituted of a majority of unrelated directors.  The only related Board member is Dr. Jim Wright, the Corporation’s President and Chief Executive Officer.  The other Board members are unrelated.  The Corporation does not have any significant shareholders (i.e. holders of 10% or greater of the outstanding common shares of the Corporation).

(3)
The board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.

Dr. Jim Wright is a related Board member, as he is the President and Chief Executive Officer of the Corporation.  The Board has determined that Dr. Wright will be the only director who is a related director.

The remainder of the present directors and nominees for election to the Board at the Meeting are unrelated.  Additional disclosure on Board members, with respect to their business experience and backgrounds, can be found in our annual information form and in our annual report.

(4)
The board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The Corporation has established a Corporate Governance and Nominating Committee, which as part of its mandate, has the responsibility of recommending qualified candidates for the Board and annually reviewing the effectiveness of the Board and individual members of the Board.

All members of the Corporate Governance and Nominating Committee are unrelated directors.

(5)
The board should implement a process to be carried out by an appropriate committee, for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The Corporate Governance and Nominating Committee has been mandated to ensure that the contribution of Board members, committees of the Board and the Board as a whole is reviewed on an annual basis.  A process is being established which will involve questionnaires to be completed by individual board members.  The Corporate Governance and Nominating Committee will review the findings of the questionnaires and will report the results regarding the Board members and Board committees to the Board.  Additionally, the Corporate Governance and Nominating Committee monitors the quality of the relationship between management and the Board in order to recommend ways to improve that relationship.

TSX Guidelines		Comments
(6)	The company, as an integral element of the process for appointing new directors, should provide an orientation and education program for new directors.
The Corporation is developing a director’s orientation manual containing salient information about the Corporation including the operation of the Board and the committees of the Board.  Additionally, the Corporation provides new directors the opportunity to meet senior management both prior and subsequent to joining the Board.

Most Board meetings are held at the Corporation’s premises to give additional insight into the business.

The President and Chief Executive Officer, in conjunction with the Chairman of the Board, also periodically selects special educational or informational topics for presentation and discussion at Board meetings, which deal with the business and regulatory environment in which the Corporation operates, and the biopharmaceutical industry generally.

(7)
The board should examine its size, and, with a view to determining the impact upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

A Board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and independence.  The Board has considered whether the current size of the Board permits such diversity and allows sufficient resources to carry out the duties of the Board.  The number of directors fixed for the coming year is six.  From time to time the Board assesses the number of directors for Board effectiveness.

(8)	The board should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the risks and responsibilities involved in being an effective director.	It is in the mandate of the Human Resources and Compensation Committee to review the appropriateness and adequacy of directors’ compensation on an annual basis.
(9)
Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.
All Board committees are composed solely of non-management directors.

TSX Guidelines	Comments
(10)
The board should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the company’s approach to governance issues.  The committee would, amongst other things, be responsible for the company’s response to these governance guidelines.

The Corporate Governance and Nominating Committee is made up of two outside directors, Graham Strachan and Donald Paterson. The committee met fifteen times in fiscal 2005. The committee is responsible for and makes recommendations to the Board concerning the governance of the Corporation.  Included in the Corporate Governance and Nominating Committee mandate is the responsibility to:

1.       develop the Corporation’s approach to corporate governance issues;

2.       monitor the application of the Corporation’s governance principles and report to the Board on a regular basis; and

3.       review the mandates of the various Board Committees and recommend changes.

The committee has developed a code of ethics for the principal and senior officers of the Corporation. Such code is aimed at creating written standards that are reasonably designed to deter wrongdoing and to promote:

•           honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•           full, fair, accurate, timely and understandable disclosure in public communications and in reports and documents that are filed with or submitted to the all security regulatory authorities;

•           compliance with applicable laws, rules and regulations;

•           the prompt internal reporting of code violations to such person or persons identified in the code; and

•           accountability for adherence to the code.

The code also contains a prohibition on taking any action to fraudulently influence, coerce, manipulate or mislead the auditors of the Corporation and prohibit retaliation against “Whistle Blowers” (employees who provide information or assist in a government or supervisory investigation of the Corporation).

TSX Guidelines	Comments
(11)
The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. The board should approve or develop the corporate objectives, which the CEO is responsible for meeting.

Position descriptions are being developed for all senior management including the President and Chief Executive Officer. Mandates have been established for all committees of the Board.  It is intended that the limits to management’s authority, and the circumstances where Board approval is required will be clearly defined.

The Corporation sets and approves corporate objectives as part of its annual budgeting process.  These objectives, together with the Corporation’s strategic plan, comprise the principal mandate of the President and Chief Executive Officer.  The President and Chief Executive Officer’s objectives also include the general mandate to maximize shareholder value.

The corporate objectives are reviewed quarterly by the Board and the President and Chief Executive Officer’s performance is review based on performance against these objectives.

(12)
The board should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a Chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”.

Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the board’s relationship to management to a committee of the board.

The Chair of the Board is not a member of management and together with the Corporate Governance and Nominating Committee has the responsibility to ensure the Board discharges its responsibilities.  The Chair of the Board maintains open communication with all directors.  The Board meets independent of management quarterly.

TSX Guidelines	Comments
(13)
The Audit Committee should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.

The Audit Committee, which is composed entirely of outside directors, is responsible for reviewing audit functions and financial statements, and reviewing and recommending for approval for release to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management’s discussion and analysis and prospectuses. The Audit committee includes a director, J. Kevin Buchi, with financial expertise.

The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.

The Audit  Committee ensures that the auditor reports to the Audit Committee on (i) all critical accounting policies, (ii) alternative treatments of financial information that have been discussed with management and (iii) other material written communications with management.

The Audit Committee also ensures that management has effective internal control systems, and an appropriate relationship with the external auditors and meets regularly with the external auditors, without management present.

(14)
The board of directors should implement a system to enable an individual director to engage an outside advisor, at the expense of the company in appropriate circumstances.  The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.
Individual directors may engage outside advisers at the Corporation’s expense, where appropriate, with the prior approval of the Corporate Governance and Nominating Committee.

APPENDIX  “B”

Resolution Amending the 1993 Stock Option Plan and 2003 Stock Option Plan

BE IT RESOLVED THAT:

1.           subject to regulatory approval, the 1993 Stock Option Plan and 2003 Stock Option Plan of Lorus are amended to provide that the total number of shares available for issue under those plans and any other Share Compensation Arrangement shall be fifteen per cent (15%) of the issued and outstanding common shares of the Corporation on a non-diluted basis (the “Outstanding Issue”) at any time, and the number of optioned shares shall increase or decrease as the number of issued and outstanding common shares changes, provided that

(a)           with respect to the 1993 Stock Option Plan:

(i)	the number of shares issuable to insiders, at any time, under the Plan and all other security-based compensation arrangements, cannot exceed 10% of issued and outstanding shares; and

(ii)	the number of shares issued to insiders, within any one year period, under the Plan and all other security-based compensation arrangements, cannot exceed 10% of issued and outstanding shares; and

(b)           with respect to the 2003 Stock Option Plan:

(i)	the number of shares issuable to insiders, at any time, under the Plan and all other security-based compensation arrangements, cannot exceed 10% of issued and outstanding shares; and

(ii)	the number of shares issued to insiders, within any one year period, under the Plan and all other security-based compensation arrangements, cannot exceed 10% of issued and outstanding shares.

2.           any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered such certificates, instruments, agreements, notices and other documents, and to do or cause to be done all such other acts and things as such director or officer determines to be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution of such document, agreement or instrument or the doing of any such act or filing.

APPENDIX “C”

Continuance under the Canada Business Corporations Act

WHEREAS the Corporation was formed pursuant to the Business Corporations Act (Ontario) by Certificate and Articles of Amalgamation dated October 28, 1991;

AND WHEREAS it is considered to be in the best interest of the Corporation that it be continued under the Canada Business Corporations Act (the "Act") pursuant to the Act;

RESOLVED, as a special resolution, that:

1.           the officers of the Corporation are authorized and directed to make application pursuant to the Act to the Director appointed under the Act for a certificate of continuance of the Corporation;

2.           the officers of the Corporation are further authorized and directed to make application pursuant to the Business Corporations Act (Ontario) to the Director appointed under that Act for authorization to permit such continuation;

3.           the articles of continuance of the Corporation under the Act, which are annexed to this resolution are approved and all amendments to the aforesaid articles of incorporation of the Corporation reflected therein are approved;

4.           notwithstanding that this special resolution shall have been duly passed by the shareholders of the Corporation, the directors of the Corporation are authorized, in their sole discretion, to abandon the application for a certificate of continuance under the Act at any time prior to the issue thereof without further approval of the shareholders of the Corporation; and

5.           any officer or director of the Corporation is authorized and directed to do and perform all things, including the execution of documents, which may be necessary or desirable to give effect to the foregoing resolutions.

ADDENDUM

2

9 – Other provisions, if any – Autres dispositions, s'il y a lieu

The actual number of directors within the minimum and maximum number set out in paragraph 6 may be determined from time to time by resolution of the directors.

The directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

Signature	Printed Name – Nom en letters moulées	10 – Capacity of – En qualité de	11 – Tel. No. – No de tél.
			416 798 1200

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